

October 5, 2011

<u>Via E-mail</u>
Mr. William J. Carden
Chairman of the Board, President, and
Chief Executive Officer
American Spectrum Realty, Inc.
2401 Fountain View, Suite 510
Houston, TX 77057

> **Re:** **American Spectrum Realty, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 31, 2011, as Amended October 3, 2011**
> **Form 10-Q for the Period Ended March 31, 2011**
> **Filed May 16, 2011**
> **File No. 1-16785**

Dear Mr. Carden:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief

cc: G. Anthony Eppolito